As filed with the Securities and Exchange Commission on November 1, 2019
__________________________________________________________________________________________________
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE TO
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Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
__________________________________________________________________________________________________
GUGGENHEIM CREDIT INCOME FUND
(Name of Subject Company (Issuer))
GUGGENHEIM CREDIT INCOME FUND
(Names of filing Persons (Offeror and Issuer))
Common Shares, Par Value $0.001 per share
(Title of Class of Securities)
40170M 101
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
__________________________________________________________________________________________________
Matthew S. Bloom
Chief Executive Officer and President
Guggenheim Credit Income Fund
330 Madison Avenue
New York, New York 10017
Tel: (212) 793-0700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
__________________________________________________________________________________________________
Copies to:
Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036
Tel: (212) 698-3599
__________________________________________________________________________________________________
CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$5,729,807*	$743.73**

*
Estimated for purposes of calculating the filing fee only. Calculated as the aggregate maximum purchase price to be paid for 726,211 shares in the offer, based upon the net asset value per share of $7.89 as of September 30, 2019.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, is equal to 0.01298% of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet.
The information set forth in the section of the Offer to Purchase dated November 1, 2019 (the “Offer to Purchase”) attached hereto as Exhibit 99(a)(1)(A), entitled “Summary Term Sheet,” is incorporated herein by reference.

Item 2.	Subject Company Information.
(a)Name and Address. The name of the issuer is Guggenheim Credit Income Fund, an externally managed, non-diversified, closed-end management investment company organized as a Delaware statutory trust (the “Company”). The address of its principal executive office is 330 Madison Avenue, New York, New York 10017; and the telephone number of its principal executive office is (212) 739-0700.
(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to purchase, as approved by the Board (as defined below), 726,211 shares of its issued and outstanding common shares, par value $0.001 per share (the “Shares”). The offer is for cash at a price equal to the net asset value per Share (“NAV”) as of December 13, 2019 (the “Purchase Price”), and is made upon the terms and subject to the conditions set forth in the Offer to Purchase and the accompanying Letter of Transmittal attached hereto as Exhibit 99(a)(1)(B) (the “Letter of Transmittal,” and together with the Offer to Purchase and any amendments or supplements thereto, the “Offer”).
The NAV on September 30, 2019 was $7.89 per Share. The Purchase Price for Shares in this Offer may be higher or lower than this amount. The information set forth in the Offer to Purchase is incorporated herein by reference.

(c)	Trading Market and Price. The Shares are not currently traded on an established trading market.

Item 3.	Identity and Background of Filing Person.
(a) Name and Address. The Company is the filing person and the subject company. The information set forth under Item 2(a) above and in the Offer to Purchase under Section 9 (“Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.
(a) Material Terms. The information set forth in the Offer to Purchase under the “Summary Term Sheet,” Section 1 (“Purchase Price; Number of Shares; Expiration Date”), Section 3 (“Certain Conditions of the Offer”), Section 4 (“Procedures for Tendering Shares”), Section 5 (“Withdrawal Rights”), Section 6 (“Payment for Shares”), Section 9 (“Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”), Section 10 (“Certain Effects of the Offer”), Section 13 (“Certain United States Federal Income Tax Consequences”) and Section 14 (“Amendments; Extension of Tender Period; Termination”) is incorporated herein by reference.
(b) Purchases. The information set forth in the Offer to Purchase under Section 9 (“Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
(a) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under Section 9 (“Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference. Except as set forth therein, the Company does not know of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Company's securities (whether or not legally enforceable) between the Company, any of its executive officers or trustees, any person controlling the Company or any officer or director of any corporation ultimately in control of the Company and any person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes of the Transaction and Plans or Proposals.
(a) Purposes. The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”) is incorporated herein by reference.
(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”) and Section 10 (“Certain Effects of the Offer”) is incorporated herein by reference.
(c) Plans. Except as previously disclosed by the Company or as referred to in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”), Section 7 (“Source and Amount of Funds”) and Section 10 (“Certain Effects

of the Offer”), each of which is incorporated herein by reference, the Company does not have any present plans or proposals and is not engaged in any negotiations that relate to or would result in:
(i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, other than in connection with transactions in the ordinary course of the Company’s operations and for purposes of funding the Offer;
(iii) material change in the Company’s present dividend rate or policy, or indebtedness or capitalization of the Company;
(iv) any change in the present board of trustees (“Board”) or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of trustees or to fill any existing vacancies on the Board or any material change to the Advisory Agreement;
(v) any other material change in the Company’s corporate structure or business, including any plans or proposals to make any changes in the Company’s investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended;
(vi) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);
(vii) the suspension of the Company’s obligation to file reports pursuant to Section 15(d) of the Exchange Act;
(viii) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, other than in connection with transactions in the ordinary course of the Company’s operations, including the recurring and regular sale of Shares to affiliated feeder funds; or
(ix)     any changes in the Company’s declaration of trust, by-laws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7.	Source and Amount of Funds or Other Consideration.
(a) Source of Funds. The information set forth in the Offer to Purchase under Section 7 (“Source and Amount of Funds”) is incorporated herein by reference.
(b) Conditions. Not applicable.
(c) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.
(a) Securities Ownership. The information set forth in the Offer to Purchase under Section 9 (“Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
(b) Securities Transactions. The information set forth in the Offer to Purchase under Section 9 (“Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations. Not applicable.

Item 10.	Financial Statements.
(a) Financial Information. Not applicable. Financial statements have not been included because the consideration offered to security holders consists solely of cash; the Offer is not subject to any financing condition; and the Company is a public reporting company under Section 13(a) of the Exchange Act and files its reports electronically on the EDGAR system.
(b) Pro Forma Financial Information. Not applicable.

Item 11.	Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
(1) The information set forth in the Offer to Purchase under Section 9 (“Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
(2)-(5) Not applicable.

(b) Other Material Information. The entire text of the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

EXHIBIT NO.	DESCRIPTION
99(a)(1)(A)	Offer to Purchase, dated November 1, 2019
99(a)(1)(B)	Form of Letter of Transmittal

Item 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GUGGENHEIM CREDIT INCOME FUND

Date:	November 1, 2019		/s/ Brian S. Williams
		By:	Brian S. Williams
		Title:	Chief Financial Officer